FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of December 2005


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

Research Update

Acambis becomes first company to enter Phase II testing of vaccine against West Nile virus

Cambridge, UK and Cambridge, Massachusetts - 20 December 2005 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) announces that it has started a Phase II clinical trial of its investigational vaccine against the West Nile virus, ChimeriVax(TM)-West Nile, in healthy adult subjects. Acambis is the first company to enter a Phase II trial of a West Nile vaccine.

The randomised, double-blind, placebo-controlled Phase II trial is being conducted in more than 200 subjects in the US. The safety, tolerability and immunogenicity of Acambis' West Nile virus vaccine at different dose levels will be evaluated first in healthy young adults and the optimal dose will subsequently be tested in healthy elderly subjects.

So far, the 2005 West Nile virus season in the US has seen 2,775 cases and 98 deaths. According to the Centers for Disease Control and Prevention, all residents in areas where West Nile virus activity has been identified are at risk of getting West Nile encephalitis but people over 50 are at the greatest risk of severe disease.

Dr Thomas Monath, Chief Scientific Officer of Acambis and a recognised expert in the field of flaviviruses, such as West Nile, commented:

"West Nile virus is firmly established as an endemic disease in the US and we expect a pattern of recurring epidemic years to continue. A vaccine can be a critical part of West Nile disease prevention and epidemic control and Acambis aims, with ChimeriVax-West Nile, to provide a single-dose vaccine to meet this need. We are excited to progress the vaccine into the next stage of development and to continue on track with this programme."

There is currently no human vaccine for prevention and no specific treatment for West Nile disease. Efforts to reduce the incidence of infection revolve around preventive measures to protect against mosquito bites, the cause of nearly all human infections of the virus.

In a Phase I safety and immunogenicity trial of Acambis' West Nile virus vaccine, of the subjects who received ChimeriVax-West Nile, 96% in the high-dose group and 100% in the low-dose group developed high titres of West Nile-neutralising antibodies 28 days after vaccination.


                                     -ends-

Enquiries:

Acambis:
Gordon Cameron, Chief Executive Officer
David Lawrence, Chief Financial Officer
Lyndsay Wright, VP, Communications and Investor Relations
Tel: +44 (0) 1223 275 300

Financial Dynamics:
David Yates/Davina Langdale
Tel: +44 (0) 20 7831 3113

Notes to editors:

West Nile virus

While the majority of West Nile infections are mild and do not result in any symptoms, it is estimated that 20% of those infected develop mild symptoms such as fever, headache, body aches and swollen glands. West Nile encephalitis, the more severe form of the infection, is estimated to occur in one out of every 150 of those infected. Symptoms include high fever, neck stiffness, stupor, convulsions, coma and sometimes paralysis. Death can occur in the most severe cases when the virus crosses the blood-brain barrier, leading to encephalitis or inflammation of the brain.

ChimeriVax-West Nile

Development of Acambis' investigational vaccine, ChimeriVax-West Nile, was supported by a $3m grant from the U.S. National Institutes of Health (NIH). Acambis is developing the ChimeriVax-West Nile vaccine using its proprietary ChimeriVax technology, which is also the basis for Acambis' vaccine candidates against Japanese encephalitis (Phase III trials ongoing) and dengue (completed Phase I trial).

About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis has other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 48 US States in the last six years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.


"Safe Harbor' statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2004 Annual Report and Form 20-F for the year ended 31 December 2004, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.



                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 20 December, 2005                 ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.